Exhibit 12.3

HIGHWOODS REALTY LIMITED PARTNERSHIP

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED UNIT DISTRIBUTIONS

	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2010
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$7,755	$57,878
Fixed charges	24,143	71,661
Capitalized interest	(392)	(1,115)
Distributions of earnings from unconsolidated affiliates	1,183	2,887
Total earnings	$32,689	$131,311

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$22,020	$65,527
Amortization of deferred financing costs	858	2,528
Interest expense on financing obligations	460	1,330
Capitalized interest	392	1,115
Interest component of rental expense	413	1,161
Total fixed charges	24,143	71,661
Distributions on Preferred Units	1,677	5,031
Total fixed charges and Distributions on Preferred Units	$25,820	$76,692

Ratio of earnings to fixed charges	1.35	1.83
Ratio of earnings to combined fixed charges and Distributions on Preferred Units	1.27	1.71